SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1      Translation of letter to the Argentine Securities Commission dated October 14, 2026.

Buenos Aires, October 14, 2026

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Buenos Aires

A3 Mercados S.A. (“A3 Mercados”)

Maipú 1210

Buenos Aires

Ref.: Acquisition of an Equity Interest in YPF Energía Eléctrica S.A. (“YPF Luz”) - Closing

Ladies and Gentleman,

We are hereby writing to you in compliance with the requirements of the CNV Rules, and the corresponding regulations of ByMA and A3 Mercados, and further to the material event notice published on October 8, 2026.

To such effect, it is hereby informed that, all conditions precedent having been satisfied, on October 14, 2026, YPF S.A. (“YPF”) completed the acquisition of 24.99% of the share capital and voting rights of YPF Luz. As a result, YPF now directly and indirectly owns 100% of the share capital of YPF Luz.

Finally, it is informed that any additional information required by the applicable regulations can be found on the website of the CNV's Financial Information Highway (Autopista de la Información Financiera) (www.cnv.gov.ar), under YPF Luz’s sections “Financial Information – Financial Statements of Controlled Companies” and “Corporate Information – List of Authorities – Controlled Companies”, as well as in YPF’s Individual Financial Statements as of June 30, 2026 (Note 36 – Balances and Transactions with Related Parties).

Sincerely,

Yours faithfully,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: October 14, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer